Exhibit 99.3
Press Conference

"Infosys Limited

Q2 FY23 Media Conference Call"

October 13, 2022

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Nilanjan Roy

Chief Financial Officer

Rishi Basu (Emcee)

Corporate Communications

journalists

Ritu Singh

CNBC TV 18

Anisha Jain

ET Now

Sajeet Manghat

BQ Prime

Kushal Gupta

Zee Business

Chandra Ranganathan

Moneycontrol

Shilpa Phadnis

The Times of India

Sai Ishwar

The Economic Times

Haripriya Sureban

The Hindu BusinessLine

Sethuraman NR

Reuters

Binu Paul

Business Today

Shivani Shinde

Business Standard

Uma Kannan

The New India Express

Tushar Goenka

Financial Express

Harshada Sawant

CNBC Awaaz

Debasis Mohapatra

Deccan Herald

Reshab Shaw

Informist

Mint

Rishi Basu

A very good evening everyone and thank you for joining us physically this time at our second quarter results press conference. My name is Rishi and on behalf of Infosys, I would like to welcome all of you, our friends from media, and our leaders from Infosys. We are delighted to host you today. A couple of house rules before we start. We have a lot of friends from media present today, so I will request one question from each media house like I always do so that we can accommodate everyone over the next one hour. With that let me invite our Chief Executive Officer Mr. Salil Parekh for his opening remarks. Over to you Salil.

Salil Parekh

Thanks, Rishi. Good afternoon and welcome. It is always good to have all of you here on the campus and I am sure you are also enjoying being back in person and being at our campus, so thank you for being here.

Our Q2 performance was strong with year-on-year growth at 18.8% and sequential at 4% in constant currency. Growth in Q2 was broad-based with all industries and geographies growing in double digits in constant currency. This momentum is accompanied by a strong pipeline of large deals and the highest large deal value in the last seven quarters at $2.7 bn, 54% of this is net new.

These elements are a clear reflection of the deeply differentiated digital and cloud capabilities we have developed, that are highly relevant to our client’s strategic priorities.

Our digital revenues are now 61.8% of our overall revenue and they grew at 31.2% in the quarter in constant currency terms. While digital continues to see strong growth rates, we are seeing in this quarter acceleration in the growth trajectory of our core services. This is due to our industry leading-automation capabilities and reflects an interest among clients towards cost optimization programs. We also see this in our large deal pipeline with strong focus on cost reduction programs, in addition to the digital transformation programs in the pipeline.

While we generally do not share the specific amount of our cloud revenue, we are delighted to share that in Q2, our cloud revenue was larger than $1 bn showing tremendous strength of our cloud services, especially our industry-leading Cobalt capability. A strong growth was accompanied by an operating margin expansion of 150 basis points, where we had an operating margin in the quarter of 21.5%. This stems from cost efficiencies, optimization in large deals, and currency benefits.

Our attrition has been decreasing now for three quarters on a quarterly annualized basis, including now in Q2 and we see this trend along a downward trajectory.

In keeping with our capital allocation policy, the board has announced a share buyback of Rs.9,300 crore and an interim dividend of approximately Rs.6,940 crore.

With that, let me open it up for questions. Rishi, over to you.

Rishi Basu

Thank you, Salil. Joining Salil is Mr. Nilanjan Roy, Chief Financial Officer, Infosys. With that we will open up for questions. The first question is from Ritu Singh from CNBC TV18.

Ritu Singh

Hi Salil. A quick question on your guidance that you have given from 15% - 16% revenue, you have tightened it further to about 14% - 16%. The upper end remains the same, but if you could give a sense on what made you tighten the guidance? And also, your share buyback, you have the option to go all the way up to 18,000 as we understand then why capped at about Rs.9,000 crore odd that you have done?

Salil Parekh

On the guidance, we have had an incredibly large deals performance in this quarter at $2.7 bn. We have had strong momentum at 18.8% growth in the quarter. We continue to see good traction. We also see that there is some caution. Last time we had mentioned that we saw some caution in mortgages in financial services. We talked about retail. We now see some caution in hi-tech and in telecom. Keeping all of those factors -- the positive factors and the global macro factors, we have decided to make our guidance narrower at the higher end of the band that we had - so it was 14% - 16% and now it is 15% - 16%. On the share buyback, let me request Nilanjan to address that.

Nilanjan Roy

On the share buyback, of course, the board considers a lot of factors, but coming to your specific point on the maximum. Since this is an open market offer, it is limited to 15% of the share capital and reserves which is about Rs.9,400 odd crore -- give or take. So, the board has decided on a figure of Rs.9300 crore.

Rishi Basu

Thank you. The next question is from Anisha Jain from ET Now and Anisha sent her question on text. What has supported the margin performance? What are the levers to improve margins hereon? Deal wins is strong at $2.7 bn. Going forward do you expect clients to cut spending of this run rate of over $2 bn, will that continue? Will FY24 also see double-digit growth?

Salil Parekh

Let me start with a couple of them. On the margin, Nilanjan will come back on. On the deal wins, I think this is an incredible performance from the company, $2.7 bn is a very large number. We have a very strong focus on large deals and 54% being net new that gives us a really good platform for what we see in the future. Now large deals, we have always maintained, these are volatile. In some quarters the numbers are high, and some are low. These are not very predictable outcomes, but in general, if you look over a four-quarter period, we have a fairly good large deal momentum. Our pipeline for large deals remains quite strong today and it is in a good position. So we feel comfortable with where we are in the market. Just to add, the macro comments that I made in the earlier question, those obviously, still hold.

Nilanjan Roy

On the margins, we have improved from 20.0% - 21.5% sequentially, which is a 150 basis points improvement. We have got 70 basis points out of that because of currency benefits, all currency versus the dollar as you know depreciated as well, and of course, there was cross-cost currency impact so that gave us 70 BPS. We got 90 basis points from cost optimization and you are aware of the levers we deploy in terms of the pyramid, in terms of automation, in terms of onsite/offshore, pricing, so between that large deal optimization, and other costs which we have been able to take out are partly offset by utilization, we got about 90 BPS from there. We have got about 40 BPS from reducing our subcon. Again, cost lever which we have been trying to attack gave us 40 BPS and this was offset by about 40 BPS from comp related because some of our comp hikes were rolled out on 1st July as we mentioned. So, all in all, we got 150 basis points improvement. If you see from the guidance perspective and as we had mentioned in the last earnings call, we had said we will be at the bottom end of our 21% - 23% guidance. We are now looking at our first-half performance. We have for this year at least tightened it to 21% - 22% and we expect to be at the bottom end of that band.

Rishi Basu

Thank you. The next question also on text is from BQ Prime. Sajeet Manghat asks Salil, can you elaborate on the demand environment in the US and Europe in the context of the geopolitical events in Europe and macroeconomic challenges seen in the US. What is the exposure to Europe, especially Germany, and how do you see the TCV pipeline? For Nilanjan, a similar question on margins again, how do you see the trajectory for margins given weak traditional H2? And what is the kind of leverage available with respect to bench utilization?

Salil Parekh

On the demand environment, what we see is on the macro front, which we had indicated last time is that we started to see some concerns on the mortgage side, in financial services, and in the retail industry. We are seeing this time some concerns in the hi-tech and in the telecom industry, in addition to those, these are more on the discretionary part of our pipeline. We are also at the same time seeing a strong large deals pipeline, which gives us some confidence. We have pivoted and I think the market itself is also pivoting, the clients where there is more and more interest in automation and cost efficiency, and we see that coming through within our pipeline. We have seen growth - both in digital over 30% and in the core which shows that both of our engines are working quite well. In terms of the US and Europe, in Q2 we had very strong growth in Europe near 30%, and strong growth in the US over 15%. We continue to see the pipeline between both of those geographies today, but also keep in mind that we are being watchful given the macro environment developing.

Nilanjan Roy

On the margins as we look at the second half, we have ended the first half with about 20.7%. And like we have guided, at the bottom end of 21% to 22%, so, of course, margins for the second half will have to go up. We have our levers in terms of our utilization, which is one of the factors mentioned because we are really at the bottom end of utilization as we put a lot of freshers into the system, now they are sitting on the bench, but over a period of time they will start getting deployed so this will become a tailwind. As attrition starts coming down, this will be a benefit in terms of stretch salaries so that is one of the other things which started helping us. So, in this range of 21 to 22, we are quite comfortable for the full year as well.

Rishi Basu

Thank you. The next question is from Zee Business from Kushal Gupta. Kushal’s question for Salil – Europe’s growth has been great with 28.5% constant currency growth. Is there actually no issue with client IT budgets for the next year amidst the fears of recession? For Nilanjan, operationally the performance has been great, what were the key factors behind this and the outlook ahead?

Salil Parekh

We have had very good traction in Europe for the last several quarters and that has shown again in this quarter’s growth number. We continue to see that the pipeline of large deals is strong, but we are also cautious and watching the macro development. Today our pipeline looks good and our guidance for the full year, therefore, is at 15% - 16%.

Nilanjan Roy

On the operations, as we have mentioned, we have a good margin story but I think even beyond that our ability to absorb freshers and making sure that they are trained, they are picking up new skills, putting them into projects, and then over a period of time start rotating them. Because this talent pipeline for us we knew, in the long run, is the only way this industry would grow other than rotational churn. Therefore, in fact, in the first half we have already done, I think close to 40,000 freshers across the company in all streams. So, we are quite hopeful in terms of absorbing the freshers, putting them through their paces, and then start putting them into large deals and other deals as well and that has been a big learning for us during this entire process.

Rishi Basu

Thank you. The next question is from Chandra from Money Control.

Chandra

I just want to ask you about the net employee addition number. I mean it is usually a good lead indicator of growth and that has come in at 10,000 I think which is what compared to 21,000 in the previous quarter. So, what does it say about the growth going ahead, I mean because on the one hand you sound confident, but is this also a sign of caution? What are you hearing from clients in conversation because other companies are saying at least in Europe, the discussion is only about how they are going to manage the winter so if you can give us a sense on what you are hearing from North America as well as Europe? For Nilanjan, a question on the margin guidance, you know you have kind of tightened at the upper end at a time when supply side challenges are coming down, again how should we read this? Are there growth constraints, pricing constraints and if you can also tell us about why you are opting for a market buyback for the second time because even the last time many shareholders felt it was a negative move because it really does not benefit them so why are you opting for a market buyback? And one question for HR head on moonlighting. Infosys sent out a missive to its employees on how they should not two time, but if you can give us your views on moonlighting, thanks.

Salil Parekh

On the first question, I think 10,000 is a very strong net addition for us on top of the 20,000 that we had in the last quarter. Having said that, what we see with clients in the industries that I was referring to before, for example mortgages in financial services, retail, or parts of hi-tech or telecom, we see more caution in the way that the buyers, the clients are looking at services. We also see some impact on discretionary spending there. At the same time our pipeline is extremely large, we had a very strong large deals number for this quarter. The way we are looking at it is we are making sure that we support our clients as they are looking for their growth/transformation programs and now more and more for their cost efficiency where we are deploying our automation services and our pipeline has shown that there are more and more of those types of activities as well. Our view is we are ready in this macro environment for all types of client work - whether it focuses on digital and growth, whether it focuses on cost, and yet we want to be careful that we are cognizant of what is going on with the macro environment and make sure that we go into this watchfully so that is how we are seeing this progression happen at this stage.

Nilanjan Roy

On the buyback, I think firstly we have a very predictable capital allocation policy which we believe is really best in class. It is a five-year policy. From FY20 to FY24 we said we will return 85% of our free cash flows so it is a very predictable policy. It has got a dividend element on it and it has got a buyback and an option also to do special dividend and therefore we also look at over this period how will our cash flows change and therefore how do we give back money in terms of both dividends and buybacks or special dividend and therefore we also want to see how much cash will be on the balance sheet. So, it is not about finishing our cash on day one, so we pace all this out. And of course, one of the ways you can do it - is through a tender offer or through an open market offer. For the last two we have done open market offers and the board feels looking at our listings in the US, our regulatory concerns, and EPS accretion that it could be better to go for an open market offer so they look at other considerations as well and we decided to go for an open market. On the margin guidance, I just mentioned we are 20.7% at H1, and like we said, we are going to be at 21% to 22%, at the bottom of 21% so mathematically we will have to be probably closer to 21.4% or something to even hit 21% so we are looking at margin levers going ahead. As we talked about, there will be some abatement from the attrition side, there will be on the same side headwinds because of furlough because it is a seasonally weak quarter as you mentioned, so we will have some headwinds coming from furlough and lower working days and which some of these we will try to offset through our cost optimization, etc., and therefore like we said that 21% to 24% is a narrow band which we will be comfortable with for this year.

Salil Parekh

On moonlighting, let me address it. One of the things that our company is always focused on is making sure that we have real attention to learning opportunities and general opportunities for all of our employees and we have always encouraged our employees to have that sort of mindset within the company. In fact, within the company, we have set up - over the last several years not now, not last week over the last several years a platform which we call ‘Accelerate’ where employees can look at what we call internally - gig work, different projects outside of their main work. On the average quarter, over 4000 people apply for this. About 600 are selected so it is something that is active within the company. Now for gig opportunities in the external environment, we support the aspirations of our employees to learn beyond their work. We will support them to work on certain gig projects after the prior approval of their managers. We are also developing more comprehensive policies for that while ensuring contractual and confidentiality commitments are fully respected. However, to be clear we do not support dual employment.

Chandra

(Inaudible question)

Salil Parekh

I do not have the information on the processes. If we have found in the past that the employees who are doing blatant work in two specific companies, whether it is confidentiality issues, we have let go of them in the last 12 months.

Rishi Basu

The next question is from Shilpa Phadnis from The Times of India.

Shilpa Phadnis

Infosys believes in converting an adversity into an opportunity, what are two or three things you would do differently in a probability of uncertain events especially when the client’s decision-making velocity has slowed down? My second question is that barring BPM very few subsidiaries are firing up, you and Mr. Roy did an internal review two months back on different subsidiaries so are you taking a hard look at some of them, and are you folding some of them?

Salil Parekh

Sorry Shilpa can you just repeat the first one please?

Shilpa Phadnis

Infosys believes in converting an adversity into opportunity. What are the two or three things that you will do differently when uncertain events are panning out, especially in terms of macroeconomic indicators and client decision-making velocity slowing down? My third question is Infosys long back started collapsing layers internally. Recently, we have seen some of the seniors put on sabbatical and some of them are let go due to account-related challenges. How do you plan to motivate this back especially when we hear that variable payout of JL7 and above have still not been rolled out?

Salil Parekh

I will start with the first one. I think it was a question about how we convert in this environment different situations to what Infosys can do best. I think that is a very critical point. What we are seeing in this environment is the capabilities that Infosys has. We have a very strong set of capabilities on digital and cloud and we are seeing good traction and growth on those. We also have very good capabilities on automation, leveraging artificial intelligence and machine learning and efficiency and we are seeing very good traction on the cost programs where clients are looking at efficiency. So what our approach is we want to make sure that both of those pillars and both of those engines are available to clients depending on what situation they are in. And as the macro develop because the macro will change, there could be positive stimulants, there could be negative stimulants so that are things we do not know, but we have both of these engines which are working well and we believe that that will support us as we look at it in a careful way as we go through the next period of time. The second one was about subsidiaries. Nilanjan, do you want to take that one?

Nilanjan Roy

We review subsidiaries every quarter. It is not as if it is an annual exercise. In fact, three of our best subsidies: Ben is here. Andrew is here. Radha is here. We continue to push them for performance. There is no question about it, the way we get pushed and so, that is part of the game, but I think they are all doing very well. There are a lot of synergy benefits. Ben looks across the entire DX world. WONGDOODY is now across Europe and India, and it is now in the USA and across the DX and it is a very large platform for us to take to our clients for experience so I think we have no concerns.

Salil Parekh

On the layer, I am not aware of people on sabbatical. We have internal tracking, for example, connecting with our employees and we track what we call our engagement scores. We have seen a steady and good increase in our engagement scores across our company. We are seeing real connect where people are seeing, there is a new set of policies and initiatives that our HR team has rolled out for leadership development, for skilling, for making sure that there is much more awareness and support in the time during COVID, both from a medical perspective and also from a mental health perspective, so we are seeing a lot of traction. I do not see any of those levers being something which is a concern. There is always something that is being watched and in fact, we are now seeing the last three quarter’s attrition coming down quite significantly each quarter. In Q2, it was down by over another two points than the previous quarter, so we think some of the initiatives that were put in place are starting to have an impact and we will continue to drive those initiatives ahead.

Rishi Basu

Thank you. The next question is from Sai Ishwar from The Economic Times.

Sai Ishwar

Sir, you had said that you are seeing caution in mortgages, financial services, retail and that is catching on to hi-tech and telecom as well, right? So, can you actually tell us whether these are discretionary spends that are getting affected, or do you see the total tech spends itself being held back by clients? And also, one more question to Nilanjan Sir is, we are also hearing news about the onboarding delay of freshers, but on the other hand you have already reached the 40,000 targets in terms of fresher hiring, so, how should we read into this? Because we are hearing reports seeing people who got offers in 2021 are not on-boarded yet. So, did Infosys probably overestimate demand?

Salil Parekh

On the first one, what we are seeing in those specific industries, that I mentioned whether it is mortgages or hi-tech or the others, is an impact on the discretionary spend right now. What we are also seeing is the stepping back from all of that, many large companies are also looking at being more cost-efficient, So, we see that given that we have a strength in digital, we have strength in transformation, we have strength in discretionary, and we have strength in automation, and cost efficiency, we are able to support clients on both of those engines. But we do see those areas where we see some caution in more of the discretionary side.

Nilanjan Roy

On the fresher side, like I said, we have already done 40,000. When we started, we told you 50,000, so, I do not think there has been any delay, particularly. A lot of people are going to Mysuru. In fact, in physical it is a good thing that we have opened up the campus and it is a big attraction for our talent to go through the physical training of Mysuru and then go to the DC. We are tracking, as per our plan, in fact, like we said, our 10,000 net add probably is the highest in the industry. It will go up maybe. We have not given out a number as yet, but of course the 50K will go up.

Rishi Basu

Thank you. The next question is from Haripriya Sureban from The Hindu BusinessLine

Haripriya Sureban

So, what percentage of your workforce is back to the offices? What is your play there? Do you intend to call your employees back to offices? And the second question on attrition, you have sort of tried to get it down, so what is helping you? How have you achieved it? And do you see moderation going forward? Thank you.

Salil Parekh

On the return to work, we are looking at this every week. Last week, across India, we had about 45,000 employees in the office at any given time, not all five days, but at different times and that is a huge number, given where everyone was in this industry a few months ago. And what we are finding is the approach we have taken so far, we have been extremely supportive of our employees. We have been extremely supportive of a flexible approach, and it has been well received and it is working. We are seeing that this is now gradually increasing. A couple of weeks ago, I was in our Pune DC. In fact, Radha and I were both there. We could see a lot of engagement with employees as we connected with several of them. My sense is that over time, we will make all the support necessary so more and more employees can come back. There are, of course, several client situations which require specific action, so, those will be followed as the clients are requiring it, but where we are able to provide some flexibility, we will continue to provide flexibility.

On the attrition, there were several initiatives that Krish and our HR team rolled out, maybe 12/18 months ago, and I think we had shared some of those. There is one of them, for example, where there is a very well-defined path in terms of career in the first several years of an employee and the steps are clearly defined and well understood. That is a big positive for employees so there are no surprises anymore for them. There is a lot of emphasis on leadership development and skilling. There are programs with large global universities which the company runs, which give employees the ability to self-improve, and then we have our online platform, which allows employees to do it. So, there are several of those initiatives as a combination of that and it is worth it. The trend in the last three quarters is good, and my sense is, these initiatives will continue to give us benefit.

Rishi Basu

Thank you. The next question is from line Reuters News, Sethuraman.

Sethuraman

Good evening, Sir. I just wanted to know, was there any standout deal or closure this quarter? Would you be able to help me with your benchmark for the large deal? Just wanted to know whether there were multiple sized chunk of deals? And also wanted to know about where there any smaller deals because you do not normally give out details on the smaller ones? Also, last minute buy back announcement and the open market buying looks like a bit of a pressure from the market, in terms of, I just wanted to know, was there any pressure? Because normally, you consider buyback when you come out with earnings announcement, so this was the last moment, so, was there any delay or any consideration about that? And lastly, is there any reorganization going on in the company with Mr. Ravi Kumar’s exit? Will the backfill happen for the president role? Are you looking at anything? Thank you.

Salil Parekh

I will start with the first one. I think on large deals. We had 27 large deals. So, for us, large deals are deals which are more than $50 million in value, and so it is a very significant size of a deal. We do not give out any specific deal information. To give you a sense, there are 27. That number can then give you a sense, given the overall value of the large deals. On the buybacks, let me start and Nilanjan might want to add. We have a very well-defined capital allocation policy. We have followed all of the reviews internally and externally on that. We feel no unusual activity, whatever sort of phrase you use, it was a well-informed decision by the board, and we think it is going to be a huge positive because we have a capital return approach through this policy and Nilanjan can add a little bit on that in a second. On Ravi, first: Ravi is a good friend. I wish him all the best in his new endeavors. Infosys has incredible leadership talent in my mind. So over time we will make sure that all of the activities are in the best interest of the clients, the employees, and the company.

Nilanjan Roy

Our capital allocation is very predictable. We said 85%. In fact, last year we had given 73%. So, I think if we have to catch up to 85%, buyback was the most natural way to do it. So, I do not think there is any pressure and that is the beauty of our policy. It is so predictable.

Rishi Basu

Thank you. The next question is from Binu Paul from Business Today.

Binu Paul

On the hiring of the freshers so there is a large number of people that you have hired and? I just wanted to ask what kind of impact when these freshers get on to newer projects will it have on your cost optimization and margins?

Salil Parekh

Regarding the hiring of college graduates, I think last year we did something in the range of 80,000 college graduates who joined us. One of the things that we are extremely good at and known for is our training program and especially now that everyone is back in person at Mysuru training centre and in addition to what we have now which is online. We have also set up training for some of the modules within our different DCs, i.e., our delivery centers. We find that these individuals coming out of the Infosys training are extremely ready to start to be productive and they help us tremendously. Last year we had 20% growth, with Q1 having 21%. This quarter has 18% growth, so that needs tremendous input that we see from new employees joining us.

Rishi Basu

Thank you. The next few questions are on text. We have a question from Shivani Shinde from Business Standard - Attrition is still in the 20% range. By when do you see this coming down to sub-20%?

Salil Parekh

On attrition, my sense is that it has come down three quarters in a row for us. Each quarter is a sizeable, large step. All of the initiatives that have been put in place by the company and by the HR leadership are starting to yield some benefits. Over time my sense is that we will continue to see more benefits with attrition.

Rishi Basu

Thank you. The next question is from The New Indian Express. Any plans to make work from office mandatory as your peers are calling employees back to office? Or any plans to continue the present work-from-home model? Also, are there any plans to increase local hiring in the American and European markets?

Salil Parekh

I think what we have seen is that over the last several quarters all through COVID, our work-from-home approach has been extremely effective for our clients and for our employees. We have already seen a lot of our employees coming back. We have put in place in the past a very flexible approach where employees really had a tremendous amount of choice. And we see this traction of the employees coming back increasing week-on-week on its own. We want to make sure that we build things in the future which keep this element of flexibility and make sure that we address client-specific needs, but we want to make sure that it is something that our employees are comfortable with.

Rishi Basu

Thankyou. The next question is from Financial Express. What is the revenue model for Infosys from 5G? Are you in talks with clients to leverage the opportunity? There is also another question on moonlighting which we have already answered.

Salil Parekh

On 5G, it is really a step change in the world as it is in India. At Infosys, we have developed huge sets of capabilities for 5G, with client solutions first for the telco industry and also for use cases which are for other industries leveraging 5G. For example, retail, financial services, logistics, warehousing, there is a host of these use cases being developed. We see a huge amount of traction in this business as we look forward and so it is one of the growth drivers that we will continue to see in the future.

Rishi Basu

Thank you. The next question is from CNBC Awaaz. Are you sensing any hesitation from clients on expanding budgets? What is the sentiment of clients in Europe? You mentioned some pressure in the BFSI sector, is it likely to worsen?

Salil Parekh

On the client environment, the information that we read comes down to us in different formats. One is that we have two big drivers or engines on digital which is growing in Q2 for us and core services which is also growing. Both are supported by very strong capabilities whether it is Cobalt or automation. We also see that there are specific areas in the macro environments where we are more cautious - mortgages in financial services, retail, and some parts of hi-tech or telecom. But at the same time, our large deals pipeline is doing quite well, and we see good traction in this quarter in large deals which was at $2.7 bn. So all of those are different aspects of what we see in the environment.

Rishi Basu

Thank you. The next question is from Deccan Herald. How is the overall pricing environment? Are you looking at passing some of the costs to clients where cross currency movement has an adverse impact? Will the current pricing power sustain in the second half of FY2023?

Nilanjan Roy

We have seen inflation across the world and the pandemic in some sort of way across geographies. It is both across consumer prices and wage inflation. And of course, we are going back to many of our clients, one being as part of the clauses which we have like COLA. Sometimes we are going back as part of our digital pricing and trying to demonstrate the value we are able to bring. For instance, in the cost takeout program and how that can be taken back in terms of pricing or productivity with us. So, these are multiple conversations across each client because clients are unique. They speak on tracks, there are T&M contracts, mid-cycle contracts, and new contracts. But the good news is that we have seen a reduction in discounts which is very visible. The kind of discount we would have on renewals, etc. earlier has definitely come down. On the other hand, we are trying to position ourselves to increase our prices on the digital rate card, at the same time demonstrating the value this talent can give. So, the answer is yes, but this is a very long haul, and it will take time. It is not something which we can flip the book on every quarter, but this is something which we are seeing some traction in.

Rishi Basu

The next question is from The Informist. How do you see the Q3 performance given the macroeconomic situation? You have answered this in case you want to add more.

Salil Parekh

I think on Q3, we do not give quarterly guidance, we give annual guidance. We have taken our growth guidance which has gone from 14% - 16% to 15% - 16%, which is at the higher end of the growth guidance. We expect it to be in the 15% -16% bracket for the full year.

Rishi Basu

The last question for this evening is from Mint. On the India market, given that there has been a steady growth of enterprise spends for digital transformation in India, how does Infosys expect the domestic market to contribute in the coming quarters?

Salil Parekh

We are extremely bullish on where the Indian digital transformation agenda is. We have done projects which are really mission-critical. We can see, for example, on the GST program, there is a tremendous realization and increase in the collection that the government is seeing through the digital implementation of a completely new platform. We have seen similar things this year with the IT platform. So, we are well positioned to do scaled digital transformation programs and we look forward to working with government organizations and private companies in that area as appropriate.

Rishi Basu

Thank you. With that, we come to an end of this Q&A session. We thank our friends from media for being part of this press conference. Thank you to our leaders from Infosys for being part of this press conference. Thank you, Salil, thank you, Nilanjan. Before we conclude, please note that the archived webcast of this press conference will be available on the Infosys website and on our YouTube channel later today.

Thank you and please join us for some high tea outside.